Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

- Historically, minimal correlation with equities
- Historically, negative correlation with fixed income
- Positive correlation with interest rates

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 35,637,056

The total annual operating expense ratio of the Fund was 2.57%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2019 only with the approval of the Board of Trustees), total annual operating expenses were 1.84% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2018 prospectus.

Investment Growth

Time Period: 5/25/2004 to 10/31/2018



- ■ The Merger Fund VL
- ┄ Wilshire Event Driven
- ┄ Barclays Agg Bond
- ▨ Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 10/31/2018

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	-0.44%	0.80%	4.81%	4.24%	3.15%	2.19%	3.62%	4.64%
Wilshire Event Driven	-1.02%	-0.37%	0.90%	0.86%	1.26%	0.50%	2.84%	2.76%
Barc Agg Bond	-0.79%	-0.79%	-2.38%	-2.05%	1.04%	1.83%	3.94%	3.88%
Benchmark: US 3-mo T-Bill	0.17%	0.51%	1.48%	1.68%	0.90%	0.55%	0.35%	1.32%
US Insurance Market Neutral	-0.44%	0.80%	3.74%	3.56%	2.76%	0.72%	—	—

Trailing Returns (as of quarter-end)

As of Date: 9/30/2018

	MERVX
QTD	-0.18%
1 Year	5.38%
3 Years	3.75%
5 Years	2.43%
10 Years	3.40%
Since Inception	4.66%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 10/31/2018



- ◆ The Merger Fund VL
- ▽ Wilshire Event Driven
- ▷ Barclays Agg Bond
- ☐ US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.91%
Number of long positions:	84
Number of short positions:	18
Percent invested:	76.74%

TOP 10 Holdings   42.99%
1. Altaba Inc.
2. Twenty-First Century Fox, Inc Cl. B
3. Aetna Inc.
4. Rockwell Collins, Inc.
5. Red Hat, Inc.
6. Express Scripts Holding Company
7. Shire PLC
8. Dell Technologies Inc. Class V
9. Linde AG
10. Aspen Insurance Holdings Limited

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 11/1/2015 to 10/31/2018

	Merger VL	Wilshire Event Driven	Barc Agg Bond
Std Dev	2.79%	2.56%	2.71%
Sharpe Ratio	0.78	0.12	0.03
Sortino Ratio	1.29	0.15	0.04
Beta (vs S&P 500)	0.09	0.19	0.01
Correlation (vs S&P 500)	9.15	47.61	0.12
Beta (vs Barclays Agg)	-0.17	-0.02	1.00
Correlation (vs Barclays Agg)	2.98	0.03	100.00

Deal Terms | Regional Exposure | Sector Exposure



Deal Terms
- Cash: 39.49%
- Stock and Stub: 26.22%
- Cash & Stock: 23.55%
- Cash & Collar: 6.21%
- Stock with Fixed Exchange Ratio: 4.50%
- Stock with Flexible Exchange Ratio (Collar): 0.04%

Regional Exposure
- United States: 84.33%
- Europe ex-U.K.: 8.65%
- North America Offshore: 4.18%
- Asia ex-Japan: 1.82%
- Canada: 0.61%
- United Kingdom: 0.27%
- Mexico: 0.15%

Sector Exposure
- Health Care: 18.77%
- Consumer Disc.: 13.95%
- Communication Services: 13.71%
- Information Tech.: 13.14%
- Industrials: 12.31%
- Other: 9.46%
- Materials: 8.07%
- Energy: 4.44%
- Financials: 2.82%
- Real Estate: 1.30%
- Utilities: 1.12%
- Consumer Staples: 0.92%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be proceeded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurnace companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire Liquid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.

2018

Q3 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★ Out of 129 market neutral funds as of 9/30/2018
	Institutional	MERIX		★★★★ Out of 129 market neutral funds as of 9/30/2018
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Credit Event Fund	Investor	WCFRX	Long-Short Credit	
	Institutional	WCFIX		
Event-Driven Fund	Institutional	WCEIX	Multi-Alternative	★★★★ Out of 299 multi-alternative funds as of 9/30/2018
	Investor	WCERX		☆☆☆☆☆ Out of 299 multi-alternative funds as of 9/30/2018

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

STANDARDIZED PERFORMANCE SUMMARY
As of September 30, 2018

Mutual Fund Assets:
Merger Arbitrage[1]	$2.8 billion
Opportunistic Credit	$4.0 million
Multi-Event[2]	$352.0 million

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
Merger Arbitrage	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Net Expenses excluding Investment-Related Expenses[4,5]	Performance Inception	Ticker
The Merger Fund (Institutional)	0.00	5.87	5.91	2.82	n/a	2.86	1.60%	1.59%	1.17%	08/01/2013	MERIX
The Merger Fund (Investor)	-0.12	5.65	5.61	2.51	3.10	6.09	1.92%	1.91%	1.49%	01/31/1989	MERFX
Insurance Dedicated Funds[5]											
The Merger Fund VL	-0.18	5.28	5.38	2.43	3.40	4.66	2.57%	1.84%	1.40%	05/26/2004	MERVX
Opportunistic Credit[5]											
Credit Event Fund (Institutional)	0.10	0.20	n/a	n/a	n/a	0.20	2.30%	1.88 %	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	0.00	0.00	n/a	n/a	n/a	0.00	2.55%	2.13%	1.89%	12/29/2017	WCFRX
Multi-Event[5]											
Event-Driven Fund (Institutional)	0.47	5.70	6.25	n/a	n/a	3.14	2.32%	2.32%	1.74%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	0.37	5.41	5.96	n/a	n/a	6.06	2.57%	2.57%	1.99%	03/22/2017	WCERX

Market Indices
As of Date: 9/30/2018

	QTD	YTD	1 Year	5 Year	10 Year
US Fund Market Neutral	0.29%	-0.17%	0.63%	1.18%	0.49%
US Fund Multialternative	0.99%	-0.10%	1.63%	1.50%	1.67%
Wilshire Liq Alt Event Driven	0.58%	1.95%	2.26%	0.82%	2.67%
The S&P 500 Index	7.71%	10.56%	17.91%	13.95%	11.97%
Barclays Agg Bond Index	0.02%	-1.60%	-1.22%	2.16%	3.77%
BofAML 3M US Treasury	0.51%	1.35%	1.62%	0.52%	0.36%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. [1]Includes USD 141 million in a sub-advised fund. [2]Includes USD 219 million in sub-advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]Investment related expenses include expenses related to short sales and interest on any borrowing and acquired fund fees and expenses. [5] The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2019 for The Merger Fund, The Merger Fund VL, and WCM Alternatives: Event-Driven Fund, and through November 16, 2018 for WCM Alternatives: Credit Event Fund.

Fellow Shareholders,

Although this is the third quarter letter- a brief mention of this past month: the fourth quarter is off to an inauspicious start for capital markets, as October was miserable for both stocks and bonds, with the S&P 500 Index down 6.84%, the HFRX Event-Driven Index down 4.57% and the Barclays High-Yield Corporate and the Barclays Agg Bond Index each lost 1.60%. As a result, as of 10/31 the S&P 500 (and the Dow Jones Industrial Average or DJIA) had given back all of its gains for 2018 and the NASDAQ entered correction territory, down 12% from its high[1]. The CBOE Volatility Index ("VIX") (often referred to as "the fear gauge") spiked to its highest level since early February. Deutsche Bank issued a report noting global equity and debt markets shed roughly $5 trillion in market cap just in October[2].

As for bonds, October continued a slump catalyzed by rising interest rates – a risk we have harped on for several quarters. According to *Barron's*, October was the worst month for bond outflows in almost three years. By October 19th, investors pulled $23.6 billion from bond mutual funds and ETFs– reversing 21 straight months of inflows.[3] Through the first 10 months, the Barclays Aggregate Bond Index was down 2.38% *net* of interest and coupons received.

Our funds were relatively flat for the quarter (as well as through the month of October) while remaining above our annual targeted rate-of-return range and versus our Morningstar Category peers. This type of period highlights the drawdown mitigation and low-volatility profile of our vehicles, particularly during market corrections.

Merger Arbitrage ("M&A")


Riding the wave of megadeals
Deal value, year to Sep 30
($tn)
Deals greater than $5bn
(% of total)
Less than $500m
$500m-$5bn
Greater $5bn
4
3
2
1
0
50
40
30
20
10
0
2000
05
10
15
18
Source: Thomson Reuters
© FT

The third quarter was a lukewarm period for global mergers and acquisitions, as fears of an impending trade war resulted in announced deal volume falling roughly 18% sequentially to a still-respectable $1.1 trillion.[4] Fortunately, the strong pipeline of merger and acquisition ("M&A") deals announced over previous quarters provided an attractive number of mergers that closed in the period.

Despite the apparent slowdown, global merger and acquisition activity nonetheless set a record for the year-to-date through Q3, surpassing the previous high reached just prior to the financial crisis[5]. As the *Financial Times* chart on the right denotes, the total was "bolstered by a string of mega-deals, defined as takeovers worth more than $5 billion."

The Merger Fund® was basically unchanged during the third quarter of 2018, with the Institutional and Investor share class posting a 5.87% and 5.65% YTD return, respectively. The Merger Fund VL, our insurance dedicated vehicle, lost 0.18% in the quarter but remains ahead by 5.28% through September. We are comfortable with our performance this year, both on a nominal basis and particularly versus relevant indices and peers. As is typical, the volatility of our returns was a fraction of that of the broad market, with the S&P 500 trailing 3-year standard deviation at 9.18% versus

[1] Barron's, The Dow Lost All of Its Gains from 2018, October 25, 2018
[2] Marketwatch, Global Selloff has Erased $5 trillion from stock and bond markets in October, October 26, 2018
[3] Barron's, Investors are Fleeing Bonds, October 23, 2018
[4] Global M&A Value for the First Nine Months of 2018 Hits Third-highest Level on Record, PRWeb, October 11, 2018
[5] Financial Times, Global M&A Activity Hits New High, September 27, 2018

the Fund's roughly 2.85%[6]. Given the traditional correlation between risk and reward, we are happy to have again been able to provide a greater return than would be expected from an investment with less than one third the risk of the S&P 500.

We invested in a total of 96 deals during the quarter. The biggest contributor to performance, Sky PLC/Twenty-First Century Fox Inc., added 0.69% to the portfolio, while our biggest detractor was the terminated NXP/Qualcomm transaction, which cost the fund 1.35%. Winners outnumbered losers by more than 3 to 1 during the period and we added 21 new positions, ending with 88 positions in a broad variety of industries, and were 91.66% invested.

Statistical Summary

REGIONAL EXPOSURE



- United States 86.86%
- Europe ex-U.K. 6.53%
- North America Offshore 3.28%
- Asia ex-Japan 2.09%
- Canada 0.81%
- Australia 0.22%
- United Kingdom 0.21%

SECTOR EXPOSURE



- Health Care 19.36%
- Consumer Disc. 13.35%
- Industrials 12.02%
- Energy 11.68%
- Comm. Services 11.65%
- Information Tech. 10.37%
- Materials 5.91%
- Consumer Staples 5.30%
- Other 3.90%
- Real Estate 3.30%
- Financials 1.95%
- Utilities 1.21%

Type of Buyer	
Strategic	92.24%
Financial	7.76%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Deal Terms	
Cash	36.03%
Cash & Stock	30.94%
Stock & Stub	24.81%
Cash & Collar	6.50%
Stock with Fixed Exchange Ratio	1.63%
Stock with Flexible Exchange Ratio (Collar)	0.09%

Winners

- **Sky/Twenty-First Century Fox (+0.69%):** Comcast won the bidding war for broadcaster Sky, fighting off competition from Twenty-First Century Fox. The final price of £17.28 ($22.65) was more than a 60% increase in the original offer from Fox.

- **Alibaba/Altaba (+0.36%):** Altaba monetized its Yahoo Japan Shares on September 17 for roughly $4.3 billion. Altaba had originally planned to sell its stake gradually over time but opportunistically exited the position entirely, hoping to more closely coordinate its NAV to that of their largest (by far) holding, Alibaba (BABA). The cash proceeds will, among other things, be used for share repurchases at discounts to NAV,

---

[6] Standard deviations were 2.85% and 2.88% for the Institutional and Investor share class, respectively.

which should drive AABA shareholder value. Exposure to Alibaba, which can be acquired at a discount to a direct investment into the shares, is the primary reason investors consider owning shares of Altaba.

- **GGP Inc/Brookfield Property Partners (+0.17%):** Acquisition of GGP was completed by Brookfield Property Partners L.P. on August 28, 2018.

- **CVS/Aetna (+0.15%):** The spread tightened in sympathy when a similar deal, Express Scripts Holding Co./Cigna Corp. received Department of Justice ("DOJ") approval (also contributing 0.15%). The DOJ later also approved the $69 billion merger between CVS Health and Aetna on October 10, 2018.

Losers

- **NXP/Qualcomm (-1.35%):** The deal was terminated on July 26th and we exited the position in an orderly manner, using multiple structures, throughout the quarter and into October. As an aside, we have found that target company stocks tend to overshoot to the downside after deal termination for a variety of reasons. We, therefore, employ a more methodical and thoughtful exit strategy. We will consider multiple exit strategies, but the goal is to exit rather than make a directional wager on an investment which no longer has a catalyst. Accordingly, we may begin selling stock outright, while also selling protective call options and purchasing sector hedges to reduce remaining position risk. Semiconductor stocks sold-off significantly throughout the quarter as investors reacted to surging interest rates, trade tensions, and potentially weaker business trends, so our hedges helped mitigate additional losses on the position.

- **Twenty-First Century Fox/Walt Disney Co. (-0.52%):** Early in the quarter Comcast decided against pursuing a competitive bid for FOX, preferring to instead focus on its proposal to acquire Sky PLC. The stock dropped from 50 to about 46 on this news. In addition, concerns over Chinese approval weighed on the spread.

- **Macro Portfolio Hedge (-0.19%):** The S&P 500 rallied, which resulted in a negative mark from our portfolio insurance.

- **Tribune Media/Sinclair Broadcast (-0.09%):** Tribune's Board voted to terminate its merger agreement with Sinclair after the deal came under scrutiny from US regulators.

Event-Driven

Strategy	Allocations
Arbitrage	62.85%
Special Situations	15.51%
Credit-Catalyst	8.19%
Corporate Restructuring	13.45%
Total	100.00%

Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector or geography.

The WCM Alternatives: Event-Driven Fund (WCEIX) was up 0.47% and 0.37% for the Institutional and Investor share classes respectively during the quarter, returning 5.70% and 5.41% year-to-date, and 6.25% and 5.96% over the trailing twelve-month period. The Fund participated in 124 events, 93 positions posted gains versus 31 with negative marks-to-market and 13 events were completed. Additionally, we entered 24 new positions and the fund was fully invested at quarter end.

During the third quarter, we continued exploring catalyst-driven fixed income ideas with attractive risk/reward profiles. For example, we invested in the debt of chemical distributor Univar Inc. (UNVR.N) which is acquiring smaller rival Nexeo Solutions Inc. (NXEO.O) for about $2.0 billion in a cash-and-stock deal to expand its presence in North America. Univar, the buyer, has high-yield debt outstanding. The Company announced committed financing of $1.3 billion, more than enough to close the transaction, and also disclosed its intent to refinance the pro forma debt of both entities. We bought Univar 6.75% bonds of 2023, which are callable at $103.375. Based on our analysis of the capital structure, as well as an expected Q2 2019 close, we forecasted that these bonds would be called rather than tendered for, and would yield in excess of 6% to the call price.

Two of the top three winners and detractors for WCEIX were similar to The Merger Fund® due to a set of attractive merger arbitrage opportunities; however, there were 53 non-merger arbitrage investments which also added value during the quarter. The largest non-M&A contributor, outside of Altaba as noted below, was in Trinity Industries (+0.11%) in anticipation of the 4Q spinoff of its group of infrastructure-related business (named "Arcosa"). The options market reflects a conclusion that the spinoff will highlight the strength of Trinity's remaining rail businesses and create opportunities for Arcosa's transportation division to sell components to railcar manufacturers outside of Trinity, thus allowing the separate entities to "re-rate" and settle at combined values greater than the single larger company. Accordingly, we structured the investment to monetize some of that optionality and significantly hedge the downside through the use of a "risk-reversal" collar (short call/long put) against long stock.

Additionally, we continue to selectively add to our SPAC (Special Purpose Acquisition Company) sub-portfolio as high-quality offerings with attractive attributes continue flowing through the IPO pipeline. We believe these offer low-risk profiles with the potential for attractive risk-adjusted rates of return.

Credit Event

The Westchester Credit Event Fund was 132% invested through quarter-end. Performance for Q3 was up 0.10% for the Institutional share class and flat for the Investor share class, and +0.20%, flat for the year-to-date, respectively. The Barclay's Agg. Bond Index has lost 1.60% year-to-date. Winners outnumbered losers by roughly 4:1. The Fund invested in 7 new situations during the quarter and as of September 30 had 44 credit event investments in the portfolio, including several SPAC positions.

In the winner column, contributing 0.16% was Envision Healthcare ("EVHC"), which private equity buyer KKR announced it would acquire in June 2018. In financing the acquisition, we concluded that KKR would breach certain bond covenants and therefore be compelled to refinance the existing public debt of EVHC. As of this letter, as forecasted, KKR redeemed these bonds by calling those bonds at the contractually fixed price. One of the largest losers for the quarter, unfortunately, was Rite Aid Corp. ("RAD"). In February 2018, Albertsons (ABS) announced that it would acquire Rite Aid (RAD) in a combination of cash and stock. If the deal closed, we anticipated that RAD's senior unsecured notes would be redeemed. However, over the next few months, a significant number of RAD shareholders withheld their vote in an attempt to coerce a better deal from ABS. After unfavorable vote recommendations from third-party proxy advisors and increasing RAD shareholder resistance, ABS and RAD mutually agreed to terminate the deal. As a result, RAD senior unsecured notes declined. We have since sold them in an orderly manner. We also hold a small sub-portfolio of closed-end floating-rate income funds, which we believe were purchased opportunistically during periods of liquidity mismatches and tax-selling weakness.

Two additional trades of note:

- Endurance International Group Holdings Inc. ("EIGI") - EIGI began exploring strategic alternatives including the sale of the company in August. We saw an opportunity, with limited downside, to invest in the company's higher coupon senior notes maturing in 2024. Our conclusion is that the bonds would either be called at the first opportunity this coming February, generating a potential return of close to 7%, or in the alternative, the sale of the company would delay the refinancing of these notes and allow us to clip the coupons over a longer period of time, increasing the potential internal rate of return even further.

- Supervalu 7.75% 2022 and 6.75% 2021 - In July 2018, United Natural Foods Inc. ("UNFI") announced the acquisition of Supervalu Inc. (SVU).   Both are distributors and wholesalers of groceries and natural foods. As part of the deal announcement, UNFI committed to refinancing the entire debt structure of SVU. The deal has since been completed and the SVU bonds were redeemed in October, resulting in an internal rate of return of about 7%.

Outlook

Despite global trade and tariff uncertainty, particularly with China, 2018 is on track to be one of the most active merger arbitrage and event-driven years on record. The $4 trillion-worth of deal-making recorded during the first three quarters of this year is higher than the opening nine months of any other year on record, except for 2015 (USD $4.3 trillion) and 2007 (USD $4.4 trillion).   We remain optimistic about deal flow given that there are both strategic and financial imperatives for many different types of transactions, and friendly capital markets remain in place to facilitate both debt as well as equity financing.

Our outlook is sanguine despite the purported tally of $540 billion in proposed-or-agreed-to transactions which have been abandoned worldwide this year. Well-known casualties include Broadcom's bid for Qualcomm; Qualcomm's agreed purchase of NXPI Semiconductor; Sinclair Broadcasting's acquisition of Tribune Media Co.; Albertson/Rite Aid; UK's IWG/Terra Firma/Starwood's attempted combination, and many others. It is estimated that withdrawn bids are up by more than 20% versus the same period a year ago, and much of the difficulties with proposed and announced deals is attributed to heightened regulatory scrutiny resulting from political considerations. Although this is negative on its face, we take comfort firstly, in that trade disputes may be a temporary consideration which when resolved will clear the way for easier regulatory approvals; and secondly, even net of terminated mergers, we are close to record successful deal volumes, and the volume of terminated transactions indicates that there is still tremendous interest by companies around the world to try to merge.

As noted above, the current skittish investment environment helps in illustrating the use case for more stable investment products. Spiking interest rates and volatility (VIX from sub-10 to the current level above 21) have damaged investor psyche as well as the capital markets. The S&P 500 suffered a quick 10% correction that may or may not still be underway; investment grade bonds are down 3.76% through the end of October; and high yield debt had its worst month in years, cutting its gain to 0.93% for the year-to-date. Accordingly, diversification via an uncorrelated strategy and potential negative correlation with bond prices may be of value during market turbulence.

In the category of "bizarrebitrage" (thank you Ryan Kenny), we would point out interesting language in the contractual provisions of the recently announced acquisition of Dun and Bradstreet by a private equity consortium led by Thomas H. Lee Partners. The merger agreement provides that actual or anticipated results of elections, instability in the executive or other branch or agency of any government, investigations or prosecutions of governmental figures, trade wars and tariffs will NOT be considered "Material Adverse Effects" for the purpose of allowing either company to terminate the transaction.

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our other vehicles span the spectrum from lower-return, lower-volatility expectations to additional volatility with potentially higher return expectations:

Account		Vehicle	Strategy	Inception
The Merger Fund®		SEC '40-Act Fund	Merger Arbitrage	1989
Investor Share Class (MERFX)				1989
Institutional Share Class (MERIX)				2013
The Merger Fund VL (MERVX)		Variable Insurance Trust	Merger Arbitrage	2004
WCM Alternatives: Credit Event Fund	*New*	SEC '40-Act Fund	Opportunistic Credit	2017
Investor Share Class (WCFRX)				2017
Institutional Share Class (WCFIX)				2017
WCM Alternatives: Event-Driven Fund		SEC '40-Act Fund	Event-Driven	2014
Investor Share Class (WCERX)				2017
Institutional Share Class (WCEIX)				2014
JNL/Westchester Capital Event Driven Fund		Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund		Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

As usual, quarterly statistical summaries for all of our vehicles are provided within two weeks of the end of the quarter-typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Please contact us with any questions or comments. We are always available and enjoy speaking with our investors.

Roy Behren   Mike Shannon

APPENDIX:

The Merger Fund as an Alternative to Fixed Income

The Federal Reserve has raised interest rates six times since the bond market top in June 2016 and is expected to raise rates again in December. Rising rates, by definition, reduce the value of existing fixed rate income securities. For some investors, fixed income is a central component of their portfolio, and the market value of that component may be at risk should rates rise further. As an uncorrelated, absolute return product, The Merger Fund has helped minimize losses during this recent environment. The past 28-months' results directly reflect this dynamic:



This chart illustrates the performance of an investment made in the Fund on June 27, 2016, through October 31, 2018. It assumes reinvestment of dividends and capital gains but does not reflect the effect of any applicable sales charge or redemption fees. Performance data quoted represent past performance; past performance does not guarantee future results.

Risk Statistics

Time Period: 6/27/2016 to 10/31/2018   Calculation Benchmark: BBgBarc US Agg Bond TR USD

	Cumulative Return	Annual Return	Std Dev	Alpha	Beta	Sharpe Ratio	Sortino Ratio	Max Drawdown	Days to Recover
The Merger Fund (MERIX)	10.55%	4.37%	3.50%	3.02%	-0.08	1.29	1.57	-2.74%	18
Barclays Agg Bond Index	-0.94%	-0.40%	3.55%	0.00%	1.00	-0.63	-0.72	-4.38%	255

A broadly diversified portfolio incorporating allocations to equities, fixed income and a low-volatility alternative, such as The Merger Fund, could enhance investment performance in any market environment because it may:

- Minimize losses in market corrections/bear markets
- Reduce portfolio volatility
- Reduce correlation with both equity and fixed income markets

Diversification does not assure a profit nor protect against a loss in a declining market.

Past performance is not indicative of future results.

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of September 30, 2018 were: Altaba Inc. (10.23%), Twenty-First Century Fox, Inc. Cl. B (6.86%), Aetna Inc. (5.81%), Rockwell Collins, Inc. (5.48%), Andeavor (5.34%), Shire PLC (3.09%), Pinnacle Foods Inc. (2.90%), Express Scripts Holding Company (2.82%), Columbia Pipeline Group, Inc. (2.33%), NXP Semiconductors NV (2.32%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2018 were: Altaba Inc. (11.37%), Twenty-First Century Fox, Inc. Cl. B (7.64%), Aetna Inc. (5.82%), Andeavor (5.56%), Rockwell Collins, Inc. (5.47%), Pinnacle Foods Inc. (3.07%), Shire PLC (3.03%), Express Scripts Holding Company (2.84%), NXP Semiconductors NV (2.68%), Gramercy Property Trust (2.35%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of September 30, 2018, were: Altaba Inc. (10.26%), Twenty-First Century Fox, Inc. Cl. B (7.72%), Aetna Inc. (6.67%), Rockwell Collins, Inc. (5.91%), Andeavor (5.27%), Express Scripts Holding Company (4.29%), Shire PLC (3.90%), Pinnacle Foods Inc. (3.76%), CBS Corporation (3.14%), NXP Semiconductors NV (2.92%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of September 30, 2018 were: Envision Healthcare Corp. (7.73%), Churchill Capital Corp. (6.15%), Ardagh Packaging Finance PLC (5.94%), BlueLine Rental Finance Corp. (5.79%), HRG Group Inc. (5.79%), NXP Semiconductors NV (5.64%), EIG INVESTORS CORP (5.02%), SUPERVALU, Inc. (4.93%), Xerium Technologies (4.79%), Longevity Acquisition Corp. (4.79%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities. The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of November 15, 2018, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity, and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of September 30, 2018, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 129 funds in the last three years, 92 funds in the last five years, and 34 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® - Investor share class (MERFX) received a Morningstar Rating of 4 stars, 4 stars and 3 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. Five and ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of September 30, 2018, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 299 funds in the last three years. With respect to these Market Neutral funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar rating of 4 stars for the three year period. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars for the three year period. 3-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2018 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Bloomberg Barclays US Corporate High Yield Bond Index** measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody's, Fitch and S&P are Ba1/BB+/BB+ or below. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment. **The Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. **The CBOE Volatility Index**, known by its ticker symbol VIX, is a popular measure of the stock market's expectation of volatility implied by S&P 500 index options, calculated and published by the Chicago Board Options Exchange. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**^{SM} measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative Index^{SM}. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFRX Event Driven Index** is comprised of investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared; which is a measure that represents the



percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **A special purpose acquisition company (SPAC)** is a corporation formed by private individuals to facilitate investment through an initial public offering (IPO). The proceeds are used to buy one or more existing companies. **A put option** is an option contract giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a specified price within a specified time frame. This is the opposite of a **call option**, which gives the holder the right to buy an underlying security at a specified price before the option expires. The returns shown are based on net asset values calculated for shareholder transactions and may differ from the returns shown in the financial highlights of the annual report, which reflects adjustments made to the net asset values in accordance with accounting principles generally accepted in the United States of America.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC.